UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.) *

Quince Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22053A107
(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22053A107	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Capital VIII (“SC VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,178,150 common shares, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VIII, may be deemed to have sole voting power, and Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Maina Bhaman (“Bhaman”) and Graziano Seghezzi (“Seghezzi”), the members of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
	7

SOLE DISPOSITIVE POWER

2,178,150 common shares, except that SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Papiernik, Richter, Bhaman and Seghezzi, the members of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,150 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 22053A107	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Partners SAS, a French corporation (“SP SAS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Papiernik, Richter, Bhaman and Seghezzi, the members of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
	7

SOLE DISPOSITIVE POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Bhaman and Seghezzi, the members of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,150 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 22053A107	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Antoine Papiernik (“Papiernik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
	7

SOLE DISPOSITIVE POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,150 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 22053A107	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Henrijette Richter (“Richter”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Danish Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Richter, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
	7

SOLE DISPOSITIVE POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Richter, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,150 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 22053A107	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Maina Bhaman (“Bhaman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Bhaman, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
	7

SOLE DISPOSITIVE POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Bhaman, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,150 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 22053A107	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Graziano Seghezzi (“Seghezzi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Seghezzi, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
	7

SOLE DISPOSITIVE POWER

2,178,150 common shares. SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Seghezzi, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,150 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 22053A107	Page 8 of 12 Pages

Item 1 (a).	Name of Issuer: Quince Therapeutics, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices: 611 Gateway Boulevard, Suite 273, South San Francisco, California 94080.

Item 2 (a).	Name of Person Filing: The persons and entities filing this Schedule 13G are Sofinnova Capital VIII (“SC VIII”), Sofinnova Partners SAS (“SP SAS”), and Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Maina Bhaman (“Bhaman”) and Graziano Seghezzi (“Seghezzi”), the members of the investment committee of SC VIII (together with SC VIII and SP SAS, the “Filing Persons”). SP SAS is the management company of SC VIII.

Item 2 (b).	Address of Principal Business Office or, if none, Residence: The address of the principal place of business for each of the Filing Persons is Sofinnova Partners SAS, 7-11 boulevard Hausmann 75009 Paris, France.

Item 2 (c).	Citizenship: SC VIII is a French Partnership. SP SAS is a French Corporation. Papiernik, is a French citizen. Richter is a Danish citizen. Bhaman is a British citizen. Seghezzi is an Italian citizen.

Item 2 (d).	Title of Class of Securities: Common shares, par value $0.001 per share.

Item 2 (e).	CUSIP Number: 22053A107

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

  If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Investment adviser.

CUSIP NO. 22053A107	Page 9 of 12 Pages

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons. The filing of this Schedule 13G shall not be construed as an admission by Papiernik, Richter, Bhaman and Seghezzi that such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

(b)	Percent of class: See Row 11 of the cover page for each of the Filing Persons. Ownership is stated as of December 31, 2023 and the ownership percentages are based on 42,868,947 shares outstanding as of November 6, 2023, as disclosed by Quince Therapeutics, Inc. in its Quarterly Report on Form 0-Q filed with the SEC on November 14, 2023.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.

(ii)	Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP NO. 22053A107	Page 10 of 12 Pages

Item 10.	Certifications.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

By signing below the undersigned certify that, to the best of their knowledge and belief, the foreign regulatory scheme applicable to investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). The undersigned also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. 22053A107	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

SOFINNOVA CAPITAL VIII	SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

By:	/s/ Antoine Papiernik	By:	/s/ Antoine Papiernik
Name:	Antoine Papiernik	Name:	Antoine Papiernik
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Antoine Papiernik	By:	/s/ Henrijett Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Maina Bhaman	By:	/s/ Graziano Seghezzi
Name:	Maina Bhaman	Name:	Graziano Seghezzi

CUSIP NO. 22053A107	Page 12 of 12 Pages

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of Quince Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf on February 6, 2024.

SOFINNOVA CAPITAL VIII	SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

By:	/s/ Antoine Papiernik	By:	/s/ Antoine Papiernik
Name:	Antoine Papiernik	Name:	Antoine Papiernik
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Antoine Papiernik	By:	/s/ Henrijett Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Maina Bhaman	By:	/s/ Graziano Seghezzi
Name:	Maina Bhaman	Name:	Graziano Seghezzi